UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

GTx, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

40052B108

(CUSIP Number)

J. R. Hyde, III
17 West Pontotoc Avenue, Suite 200
Memphis, TN 38103
(901) 685-3412

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 6, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 7 Pages)

CUSIP No.                      40052B108

1.           Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

J. R. Hyde III

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ............................................................................................................................☐
(b) ............................................................................................................................☐

3.           SEC Use Only

4.           Source of Funds (See Instructions) ............................................................................................................................PF

5.           Check if Disclosure or Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ........................☐

6.           Citizenship or Place of Organization  .................................................................................................................................United States

	7.	Sole Voting Power	18,129,618.05
Number of
Shares
Beneficially	8.	Shared Voting Power	2,098,984
Owned by
Each	9.
Reporting		Sole Dispositive Power	18,129,618.05
Person
With	10.	Shared Dispositive Power	2,098,984

11.           Aggregate Amount Beneficially Owned by Each Reporting Person………………20,559,414

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)        ☒

13.           Percent of Class Represented by Amount in Row (11)………….…………………...…......32.54%

14.           Type of Reporting Person (See Instructions)                                                                                                                                        IN

(Page 2 of 7 Pages)

Item 1.  Security and Issuer

This statement relates to shares of common stock, $0.001 par value per share (“Common Stock”), issued by GTx, Inc. (the “Company” or the “Issuer”) whose principal executive offices are located at 175 Toyota Plaza, 7th Floor, Memphis, Tennessee 38103.

Item 2.  Identity and Background

(a)	The name of the person filing this statement is J. R. Hyde, III (“Mr. Hyde”).

(b)	The business address of Mr. Hyde is 17 West Pontotoc Ave., Suite 200, Memphis, Tennessee 38103.

(c)
Mr. Hyde is an individual investor. Mr. Hyde makes investments in the securities of public and private companies for his own account for the purpose of capital appreciation and, to a lesser extent, current income.

(d)	During the last five years, Mr. Hyde has not been convicted in a criminal proceeding.

(e)
During the last five years, Mr. Hyde has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Hyde is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

On March 6, 2014, Mr. Hyde purchased 5,988,024 units, each unit consisting of one share of Common Stock and one Warrant to purchase 0.85 of a share of Common Stock, in a private offering by the Issuer for $10,636,227.71 with his personal funds, pursuant to a Securities Purchase Agreement entered into with the Issuer on March 3, 2014.  No part of the purchase price was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock.  The Securities Purchase Agreement and form of Warrant were previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 4, 2014 and are incorporated by reference herein. The Warrants are exercisable, in whole or in part, for one year from March 6, 2014, at an exercise price of $1.67 per share.

(Page 3 of 7 Pages)

Item 4.  Purpose of Transaction

Mr. Hyde acquired the shares of Common Stock for investment purposes.  He intends to evaluate the performance of such securities as an investment in the ordinary course of business. Mr. Hyde does not have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities or the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
(j)	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)
As of March 6, 2014, Mr. Hyde beneficially owned, for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, an aggregate of 20,559,414 of the Common Stock, constituting approximately 32.54% of the shares outstanding. The approximate percentage of shares of Common Stock beneficially owned by Mr. Hyde is based upon 63,185,389 shares outstanding which is the total number of shares of Common Stock outstanding as of November 7, 2013.  This total does not include 145,352 shares held by Pittco Associates, L.P. or 3,915,716 shares held by Pittco Investments, L.P., which, in each case, Mr. Hyde disclaims beneficial interest pursuant to Rule 13d-4, or 67,387.376 shares issuable pursuant to the Company’s Directors’ Deferred Compensation Plan.

(b)	Common Stock beneficially owned.

i.	Mr. Hyde has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of 18,129,618.05 shares of Common Stock owned individually.

ii.
Mr. Hyde shares the power to vote or to direct the vote and the power to dispose of 1,844,851 shares of Common Stock held indirectly by trusts for the benefit of Mr. Hyde’s children (“Family Trusts”); and 254,133 shares of Common Stock held indirectly in grantor retained annuity trusts on behalf of Mr. Hyde (the “GRATs”).

(Page 4 of 7 Pages)

iii.
As the trustee of both the GRATs and the Family Trusts, John Pontius (“Mr. Pontius”) shares the power to vote and to dispose of shares of Common Stock beneficially owned by Mr. Hyde. Mr. Pontius is the President of Pittco Management, LLC (business and investment management), which is owned 100% by Mr. Hyde. Mr. Pontius’ business address is the same as that of Mr. Hyde: 17 West Pontotoc Ave., Suite 200, Memphis, Tennessee 38103. Mr. Pontius is a citizen of the United States.

iv.
During the last five years, Mr. Pontius has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)
In addition to the transactions set forth in Item 3 above, the trading dates, number of shares of Common Stock purchased or sold, the manner in which the transaction was effected, and price per share for all transactions in the Common Stock during the past 60 days by Mr. Hyde are as follows:

i.	On January 2, 2014, Mr. Hyde acquired 8,110.12 shares of Common Stock, as reported on Mr. Hyde’s Form 4 filed with the SEC on January 6, 2014.

(d)
Except for persons described above in paragraph (b) of this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any shares of Common Stock, other than Mr. Hyde’s spouse who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 216,462 shares of Common Stock that she owns.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Not Applicable.

Item 7. Materials to be Filed as Exhibits

Please see the Exhibit List immediately following the signature page.

(Page 5 of 7 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2014

/s/ J. R. Hyde, III
J. R. Hyde, III

(Page 6 of 7 Pages)

EXHIBIT INDEX
Exhibit No.	Description
99.1(1)	Form of Securities Purchase Agreement, dated as of March 3, 2014, by and among the Issuer and the Purchasers named therein.

99.2(1)	Form of Warrant, dated as of March 3, 2014

(1)	Filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 4, 2014 and incorporated herein by reference.

(Page 7 of 7 Pages)